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Vf 4-2-02

02019505

[...]ATES
[...]NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 28 2002

SEC FILE NUMBER
8- 52539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THIRD COAST SECURITIES, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 N. CARANCAHUA, SUITE 1650
(No. and Street)

CORPUS CHRISTI	TEXAS	78470
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID F. PATTON 361-698-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COLLIER, JOHNSON & WOODS, P.C.
(Name – *if individual, state last, first, middle name*)

555 N. CARANCAHUA, SUITE 1000	CORPUS CHRISTI	TEXAS	78478-0052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Vf 4-4-02

OATH OR AFFIRMATION

I, DAVID F. PATTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THIRD COAST SECURITIES, L.L.C., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEATRICE Z. PORCHE
MY COMMISSION EXPIRES
October 24, 2004

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of ~~Income (Loss).~~ **OPERATIONS**
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X **X INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.**

THIRD COAST SECURITIES, L.L.C.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

Collier, Johnson
&Woods
A Professional
Corporation

Certified Public Accountants
555 N. Carancahua - Suite 1000
Corpus Christi, Texas
78478-0052
(361) 884-9347
FAX (361) 884-9422

INDEPENDENT AUDITOR'S REPORT

March 22, 2002

Third Coast Securities, L.L.C.
Corpus Christi, Texas

We have audited the accompanying statement of financial condition of Third Coast Securities, L.L.C. (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Third Coast Securities, L.L.C. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Collier, Johnson & Woods

THIRD COAST SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash	24,234
Receivable From Clearing Organization	7,402
Interest Receivables	585
Total Current Assets	32,221
Deposit with Clearing Organization	25,000
Start-Up Costs Net of Accumulated Amortization of $2,052	4,517
Organization Costs Net of Accumulated Amortization of $321	642
TOTAL ASSETS	62,380

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Payable to Clearing Organization	241
Commissions Payable	4,492
Total Current Liabilities	4,733
Members' Equity	57,647
TOTAL LIABILITIES AND MEMBERS' EQUITY	62,380

See Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	224,559
Interest Income	10,204
Total Revenues	234,763
Expenses:	
Commissions	146,710
Clearance Fees	35,820
Occupancy (Note 4)	40,219
Licenses and Permits	8,126
Amortization	1,477
Other	2,411
Total Expenses	234,763
NET INCOME	--

See Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance, December 31, 2000	57,647
Net Income, Year Ended December 31, 2001	--
BALANCE, DECEMBER 31, 2001	57,647

See Notes to Financial Statements.

THIRD COAST SECURITIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income	--
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Amortization	1,477
Change in:	
Interest Receivable	(585)
Receivable from Clearing Organization	(7,402)
Organization Cost	948
Payable to Clearing Organization	241
Commissions Payable	4,492
Net Cash Provided by Operating Activities	(829)
Decrease in Cash	(829)
Cash at Beginning of Year	25,063
CASH, END OF YEAR	24,234

See Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Third Coast Securities, L.L.C. (TCS) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company under the rules of the state of Texas.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

TCS is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and venture capital businesses. TCS has claimed an exemption from SEC rule 15c3-3 under the provisions of section (k)(2)(ii) of that rule. TCS is eligible for an exemption because it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records required by SEC rules 17a-3 and 17a-4 as are customarily kept by a clearing broker or dealer.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes

Federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. Company net revenue is allocated equally to the members.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES – (Continuation)

Amortization

Amortization is provided on a straight-line basis using estimated useful lives of sixty months.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, TCS has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 - NET CAPITAL REQUIREMENTS

TCS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, TCS had net capital of $51,988, which was $46,988 in excess of its required net capital of $5,000.

Note 4 – RELATED PARTY TRANSACTIONS

Occupancy expenses are paid to the partnership of Abshier, Patton & Pettus, the single member owner of TCS.

Schedule 1

THIRD COAST SECURITIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total Ownership Equity from Statement of Financial Condition		57,647
Deduct Ownership Equity Not Allowable for Net Capital		--
Total Ownership Equity Qualified for Net Capital		57,647
Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		--
B. Other (Deductions) or Allowable Credits (List)		--
Total Capital and Allowable Subordinated Liabilities		57,647
Deductions and/or Charges:		
A. Total Nonallowable Assets	(5,159)	
B. Secured Demand Note Deficiency	--	
C. Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges	--	
D. Other Deductions and/or Charges	--	(5,159)
Other Additions and /or Allowable Credits (List)		--
Net Capital Before Haircuts on Security Positions		52,488
Haircuts on Securities (Computed, Where Applicable, Pursuant to 15C3-1(F)).		
A. Contractual Securities Commissions	--	
B. Subordinated Securities Borrowings	--	
C. Trading and Investment Securities:		
1. Exempted Securities	--	
2. Debt Securities	--	
3. Options	--	
4. Other Securities	500	500
D. Undue Concentration		--
E. Other (List)		--
NET CAPITAL		51,988

Schedule 2

THIRD COAST SECURITIES

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL AND COMPUTATION AS REPORTED ON FORM X-17A-5 FOR PERIOD ENDING 12/31/2001

AS OF DECEMBER 31, 2001

Total Ownership Equity per FOCUS Report as Filed	37,005
Start-up and Organizational Costs Inadvertently Excluded from FOCUS Report (net of accumulated amortization)	5,159
Interest Income Accrual Not Recorded on FOCUS Report	585
Reclassification of Income and Expenses	14,897
TOTAL MEMBERS' EQUITY PER AUDITED FINANCIAL STATEMENTS	57,646

Collier, Johnson
&Woods
A Professional
Corporation

Certified Public Accountants
555 N. Carancahua - Suite 1000
Corpus Christi, Texas
78478-0052
(361) 884-9347
FAX (361) 884-9422

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

March 22, 2002

Third Coast Securities, L.L.C.
Corpus Christi, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Third Coast Securities, L.L.C. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Collier, Johnson & Woods